Exhibit 99.1

The INX Digital Company, Inc.

Announces Normal Course Issuer Bid

New York, Toronto – (March 21, 2022) - The INX Digital Company, Inc. (NEO: INXD) (the “Company”), the owner of digital asset trading platforms, is pleased to announce that it intends to implement a normal course issuer bid (the “NCIB”) program to repurchase common shares of the Company (“Common Shares”).

Pursuant to the NCIB, which has been accepted by the NEO Exchange, the Company may purchase up to a maximum of 10,206,807 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as of March 18, 2022, provided that the aggregate purchase price for any Common Shares acquired under the NCIB and for any tokens of INX Limited (“INX Tokens”) acquired under its previously disclosed token repurchase program must not exceed US$5 million. As of March 18, 2022, no INX Tokens have been repurchased by the Company under the token repurchase program, which was announced on December 20, 2021.

Purchases under the NCIB may be made through open market transactions on the NEO Exchange and/or any alternative trading systems on which the Common Shares are traded, based on the prevailing market price. In accordance with NEO Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the NEO Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the NEO Exchange as measured from January 24, 2022 to March 18, 2022. Any Common Shares purchased under the NCIB will be cancelled.

Transactions under the NCIB will depend on future market conditions. The Company will retain discretion whether to make purchases under the NCIB, and to determine the timing, amount, and acceptable price of any such purchases, subject at all times to applicable NEO Exchange and other regulatory requirements. The Company believes that the purchase of Common Shares from time to time can be undertaken at prices that do not fully reflect their value. The Company believes that, in such circumstances, the repurchase of Common Shares represents an appropriate use of the Company’s available funds to support shareholder value.

The Company intends to appoint PI Financial Corp. (“PI Financial”) as the broker through which the Company will conduct purchases under the NCIB, which purchases will be completed pursuant to the policies of the NEO Exchange. The Company and PI Financial intend on entering into an issuer repurchase plan agreement outlining the terms upon which the NCIB will be conducted.

The period during which the Company will be authorized to make purchases under the NCIB will commence on March 23, 2022 and end the earlier of (i) March 23, 2023, and (ii) such earlier date on which the maximum number of Common Shares are purchased under the NCIB. The Company has not purchased any Common Shares during the previous year pursuant to any issuer bid.

About The INX Digital Company, Inc.

The Company is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which it raised US$83 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, the Company’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the NCIB and the terms of the NCIB, including the price and number of common shares that may be purchased. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, the Company has made certain assumptions, including with respect to: the development of the digital asset industry. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to regulatory developments and general economic conditions. Accordingly, readers should not place undue reliance on the forward- looking information contained in this press release. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

All information contained in this press release with respect to the corporate entities referenced herein was supplied, for inclusion herein, by the respective parties and each party and its directors and officers have relied on the other party for any information concerning the other party.

The NEO Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information

Contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Email: investorrelations@inx.co

Douglas Borthwick

Chief Business Officer

Email: douglas.borthwick@inx.co